WOODSIDE

RECEIVED
2005 JAN 31 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 January 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-208-P (Hurricane-1), lodged with the Australian Stock Exchange on 21 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)



THURSDAY, 20 JANUARY 2005
3:30PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-208-P
HURRICANE-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Hurricane-1 exploration well in the Eastern Dampier Sub-basin reached a total depth of 3,140 metres on 19 January 2005.

The *'Ensco 56'* jack-up rig is drilling the well. The well is located 8.5 kilometres northwest of the Legendre oil field facilities. Water depth at the location is 58 metres.

The current operation is running wireline logs. Preliminary log interpretation indicates that Hurricane-1 has penetrated a gross gas column of 76 metres in sandstones of the primary objective. No gas-water contact was intersected in the sandstones. It is too early to comment on the significance of this discovery until further evaluation is conducted.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-208-P are Woodside Energy Ltd. (34.03%), Santos Group (31.31%; Operator), ENI Australia Ltd (18.66%), Beach Petroleum (10.00%), Mosaic Oil NL (6.00%).